Exhibit 99.1

December 17, 2024

PDMR Holdings Update

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, provides the following update on the interests in Burford’s ordinary shares of nil par value (“Shares”) held by persons discharging managerial responsibilities (“PDMRs”).

Shares held through the Burford Capital Deferred Compensation Plan

PDMRs can elect to defer a portion of their compensation to make notional investments in Shares through the Burford Capital Deferred Compensation Plan (the “DCP”). In essence, PDMRs are able to elect to defer compensation, without incurring current income taxes, into the DCP, which in turn permits the full amount of that deferred compensation to be allocated to Shares (or other investment options). In the case of allocations to Shares, Burford may make a 33.33% matching contribution, which has a two-year vesting requirement. This is a tax-efficient way for Burford’s employees to continue to accumulate exposure to Shares. Allocations to Shares by PDMRs, along with the corresponding Notification of Dealing Forms, are announced in accordance with the applicable regulations.

It has come to Burford’s attention after conducting a review with the external plan administrator of the DCP, that there are minor discrepancies in five PDMR notifications between the number of matching contribution Shares actually allocated to the respective PDMR and the number of matching contribution Shares as announced in Burford’s historical PDMR announcements due to differences in rounding between 33% and 33.33% for the matching contribution. Burford therefore wishes to notify of immaterial corrections to previously announced holdings of Shares by certain PDMRs as follows.

PDMR	Original date of PDMR announcement	Number of Shares allocated as previously announced	Corrected number of Shares allocated	Difference between previously announced and corrected number of Shares*
Christopher Bogart	April 4,2022	46,332 unvested notional Shares	46,799.9 unvested notional Shares	467.9 unvested notional Shares
Jonathan Molot	April 4, 2022	46,263 unvested notional Shares	46,730.3 unvested notional Shares	467.3 unvested notional Shares
Aviva Will	April 4, 2022	5,006 unvested notional Shares	5,056 unvested notional Shares	50.0 unvested notional Shares
David Perla	April 6,2022	3,878 unvested notional Shares	3,917.5 unvested notional Shares	39.5 unvested notional Shares
Mark Klein	April 8, 2022	890 unvested notional Shares	898.7 unvested notional Shares	8.7 unvested notional Shares

*“Unvested” describes the matching contribution Shares at the time of their allocation to the respective PDMR, and such matching contribution Shares are vested at the time of this announcement.

Shares held by a non-executive director

Further, Burford wishes to amend a prior announcement made on January 18, 2024 in respect of holdings of Shares by Pamela Corrie, Burford’s non-executive director, and notify of a further PDMR transaction.

On January 18, 2024, Burford reported Ms. Corrie’s holding of Shares at the time of her appointment as Burford’s non-executive director as 2,074 Shares (rounded down to no decimal places for the purpose of reporting), whereas the correct figure at that date was 2,083.9 Shares. The discrepancy was due to a dividend auto-reinvest option that resulted in the acquisition of an additional 9.7 Shares prior to Ms. Corrie’s appointment as Burford’s non-executive director.

The dividend auto-reinvest option also resulted in the acquisition of an additional 9.5 Shares on June 17, 2024, a transaction which took place after Ms. Corrie’s appointment as Burford’s non-executive director.

Ms. Corrie’s holding of Shares is 4,445.3 as of the date of this announcement.

Burford’s Director and Management Shareholdings table on its website has been updated to reflect the corrected holdings referenced above.

The Notification of Dealing Forms for the amendments and transaction set forth above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Americas: Josh Wood, Head of Investor Relations - email	+1 212 516 5824
EMEA & Asia: Rob Bailhache, Head of EMEA & Asia Investor Relations - email	+44 (0)20 3530 2023
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 212 516 5824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher P. Bogart
2	Reason for the notification

	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Shares pursuant to the provisions of Burford’s deferred compensation plan due to vest in 2024
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ Nil	46,799.9

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	31 March 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Shares pursuant to the provisions of Burford’s deferred compensation plan due to vest in 2024
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ Nil	46,730.3

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of President
	(b) Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Shares pursuant to the provisions of Burford’s deferred compensation plan due to vest in 2024
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ Nil	5,056

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	1 April 2022

(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Vice Chair
	(b) Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2024
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ Nil	3,917.5

	(d) Aggregated information ● Aggregated volume ● Price	N/A

(e) Date of the transaction	4 April 2022
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Notional Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2024
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ Nil	898.7

	(d) Aggregated information	N/A

● Aggregated volume ● Price
(e) Date of the transaction	6 April 2022
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Pamela Corrie
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Purchase of ordinary shares
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 13.78	9.45

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	17 June 2024
(f) Place of the transaction	New Yok Stock Exchange